Mail Stop 4561
Via fax (617) 386-1111

March 13, 2008

Robert D. Burke
President and Chief Executive Officer
Art Technology Group, Inc.
One Main Street
Cambridge, MA 02142

> **Re: Art Technology Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **Form 8-K/A Filed on November 8, 2006**
> **File no. 0-26679**

Dear Mr. Burke

We have reviewed your response to our letter dated January 29, 2008 in connection with the above referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statement of Operations, page 38

1.   We note your response to our prior comment 7 and your discussion of revenues that are allocated amongst products and services for income statement presentation purposes. Please explain further the following:
   - Your response appears to be limited to sales of ATG e-commerce perpetual software licenses with hosting services. Please confirm that these are the only

arrangements for which you employed an allocation methodology for purposes of income statement presentation.

- Your response also indicates that revenues from these arrangements have been minimal to date. We note, however, your discussion of product license deferred revenue in the Company's September 30, 2007 Form 10-Q where you indicate that additions to product license deferred revenue was $10.5 million during the nine months ended September 30, 2007. Please tell us whether these deferred product license revenues (a non-GAAP disclosure) represent the product license revenues from your ATG e-commerce perpetual software licenses with hosting arrangements and if so, please confirm that while these revenues may have been nominal in the past, you do anticipate that they will increase in the future. If this non-GAAP disclosures does not relate to these arrangements, then please explain further to which arrangements they do relate.
- In your response to comment 9 you indicate that pursuant to EITF 00-3, a software element is not deemed to be included in the sale of ATG e-commerce perpetual software licenses with hosting services and accordingly, the entire arrangement is deemed to be a service arrangement. Therefore, please explain further, how you determined that classifying the entire arrangement fee with your recurring service revenues is not more appropriate.
- Please explain further your allocation methodology based on negotiations with third party customers and tell us why you believe this is a "reasonable proxy" for fair valuing hosting services for income statement presentation purposes.

September 30, 2007 Form 10-Q

Exhibit 31 Certifications

2.   We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief